

July 10, 2014

Via E-mail
Victor Petrone
Chief Executive Officer
Petrone Worldwide, Inc.
3844 Pine Lake Drive
Weston, FL 33332

      Re: **Petrone Worldwide**
               Form 10-12G
               Filed June 13, 2014
               File No. 000-30380

Dear Mr. Petrone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

Item 1. Business, page 2

Company History, page 2

2.   Please expand your description of your business to include a more detailed discussion of the reverse merger which took place in February 2014. Please ensure that all pertinent information is disclosed.

3.   Please expand your disclosure to explain the reasons for the name changes and describe in greater detail your type of business over the years.

Business Overview, page 2

4.   It is unclear from your disclosure in this section what your business is. We note your disclosure on page 23 that you are a wholesaler and distributor of tabletop and hotel room products. We further note that your website indicates that you also sell food and beverage products and services. Please revise this section to clearly describe your current business. Refer to Item 101(h) of Regulation S-K.

5.   We note your disclosure on page 2 that you have over twenty years of expertise. We further note your disclosure on page 3 regarding your over thirty years of experience, and your disclosure on page 21 regarding your over twenty-five years of experience. Please revise for consistency and support your statement by describing your experience.

Success Factors, page 3

6.   Please revise this section to provide specific details about your business. For example, please revise to provide an overview of the specific products and services you offer, the geographic locations in which you operate, and the intellectual property rights of which you have exclusive use. Please also define the term "specked product provider," to which you refer in the last bullet of this section.

Item 1A. Risk Factors, page 4

7.   Please add risk factor disclosure regarding your auditor's opinion that there is a substantial doubt about your ability to continue as a going concern.

8.   Please add risk factor disclosure to discuss any risks associated with Mr. Petrone's lack of experience in running a public company, to the extent applicable.

If capital is not available to us to expand our business operations . . ., page 16

9. We note that this risk factor indicates that you require "additional capital to acquire additional properties and to participate in the development of the properties," and that these properties will be used to produce oil and gas. Please advise as to how this is consistent with your business plan or revise your disclosure accordingly.

Management discussion and analysis of financial condition and results of operations, page 17

10. Please consider revising this section to provide a better overview of your operations, including any known material trends, events, and uncertainties related to your results of operations. It would also be helpful to include a discussion of key variables and financial measures management utilizes in managing the business.

11. Please expand your MD&A analysis to disclose specific reasons for changes from year to year and period to period.

Liquidity and Capital Resources, page 18

12. You state that you will need additional funding to support operating activities in the next twelve months. Please expand your disclosure to provide the amount of additional funding you will need, as well as the planned use(s) of such funding. Please also specifically describe any known material commitments. Refer to Item 303(a)(2) of Regulation S-K.

Item 5. Directors and Executive Officers, page 21

13. Please revise this section to disclose Mr. Petrone's specific business experience during the past five years. Refer to Item 401(e) of Regulation S-K. Please also clarify Mr. Petrone's term of office as your sole officer and director.

Item 6. Executive Compensation, page 22

14. Please revise this section to disclose the compensation paid to Mr. Petrone during your last two completed fiscal years or advise. We note your disclosure regarding compensation to Mr. Petrone on page F-10. Refer to Item 402 of Regulation S-K.

Item 7. Certain relationships and related transactions, and director independence, page 23

Related party transactions, page 23

15. Please ensure the date of the reverse merger is consistent with dates in other sections of the document such as the notes to the financial statements on pages F-7 and F-17.

Item 9. Market Price of and Dividends on the Company's Common Equity . . ., page 23

16.   Please revise your table to include the quarterly high and low sale prices for your common shares for the first quarter of 2014 or advise. Refer to Item 201(a)(1)(ii) of Regulation S-K.

Interim Financial Statements

17.   Please appropriately identify the interim financial information as unaudited.

Statements of Operations, page F-4

18.   Please revise your statements of operations to disclosure the line items characterized by expense type as opposed to method of payment.

Basis of presentation, page F-7

19.   Please state in your disclosure that you effectuated a 1 for 500 reverse stock split to be consistent with your disclosure in Note 4 on page F-19

Report of Independent Registered Public Accounting Firm, page F-11

20.   Please tell us why your independent registered public accounting firm issued a clean opinion on the financial statements although you disclosed on page 18 that your independent auditors included an explanatory paragraph regarding substantial doubt about your ability to continue as a going concern. Also, in Note 3 you disclose factors that raise substantial doubt about your ability to continue as a going concern.

Statement of Operations, page F-14

21.   Please present revenues from products separately from revenues from services.

Notes to Financial Statements, page F-17

22.   Please disclose the accounting for the reverse merger described in the notes to the financial statements. Please ensure that similar disclosure in your interim financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor